FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number

METASOLV, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2912166
(State of Incorporation)	(I.R.S. Employer Identification No.)

5560 Tennyson Parkway

Plano, Texas 75024

(Address of principal executive offices)

Registrant’s telephone number, including area code: (972) 403-8300

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MetaSolv, Inc., Employee Stock Purchase Plan

Date: March 28, 2003

By: /s/ Glenn A. Etherington
Glenn A. Etherington Chief Financial Officer

ITEM 8. FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

MetaSolv, Inc. as Administrator

MetaSolv, Inc. Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the MetaSolv, Inc. Employee Stock Purchase Plan (“Plan”) as of December 31, 2002, and 2001, and the related statements of operations and changes in participants’ equity for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2002, and 2001, and the results of its operations for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Dallas, Texas

March 14, 2003

MetaSolv, Inc.

Employee Stock Purchase Plan

Statements of Financial Condition

December 31, 2002 and 2001

	2002	2001

ASSETS

Employer account receivable	$212,134	$313,873

LIABILITIES AND PARTICIPANTS’ EQUITY

Liabilities	$—	$—

Participants’ equity	212,134	313,873

Total liabilities and participants’ equity	$212,134	$313,873

See accompanying notes to financial statements.

MetaSolv, Inc.

Employee Stock Purchase Plan

Statements of Operations and Changes in

Participants’ Equity

Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Participant contributions	$1,454,501	$2,623,578	$4,110,761
Employer contributions	189,799	381,819	2,640,944

Total additions	1,644,300	3,005,397	6,751,705

Stock purchases	1,265,327	2,545,466	6,479,495
Participant withdrawals	480,712	617,770	224,359

Total deductions	1,746,039	3,163,236	6,703,854

Net additions (withdrawals)	(101,739)	(157,839)	47,851

Participants’ equity, beginning of period	313,873	471,712	423,861

Participants’ equity, end of period	$212,134	$313,873	$471,712

See accompanying notes to financial statements.

MetaSolv, Inc.

Employee Stock Purchase Plan

Notes to Financial Statements

Year Ended December 31, 2002

1.	DESCRIPTION OF THE PLAN:

The following description of the MetaSolv, Inc. (“Company”) Employee Stock Purchase Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan’s provisions.

a. General Description

The Plan is an employee stock purchase plan that allows participants to purchase shares of MetaSolv, Inc. common stock (“Stock”) through payroll deductions. The Plan has two six-month contribution periods beginning in May and November. Participant contributions are accumulated during each of those periods. At the end of each period (“Contribution Period”), the participants’ accumulated contributions are used to purchase shares of Stock. The number of employees who participated in the plan during 2002, 2001, and 2000 were 282, 502, and 524 respectively,

The Plan was approved by the Company’s stockholders on August 24, 1999. The Stock issuable under the Plan shall be authorized but unissued common stock, treasury shares or shares purchased on the open market. At December 31, 2002 participants of the Plan had purchased 924,984 shares of Stock since the Plan’s inception.

The Plan at its adoption authorized the issuance of up to 600,000 shares of Stock. The number of shares issuable under the plan increases by 1% of the Company’s outstanding common stock as of January 1 of each of the first five calendar years following the establishment of the Plan. At December 31, 2002, there were 753,349 additional shares available to be issued under the Plan. As of January 1, 2003, the plan was amended to increase the number of shares available under the Plan to 2,054,265.

The Plan is neither qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b. Eligibility

All employees of the Company and affiliates who work more than twenty hours per week are eligible to participate in the plan on the first to occur of (i) the offering date coincident with or next offering date following the employee’s first day of employment, or (ii) if the company so determines, on a uniformly applied basis, the first day of any calendar month coincident with or next offering date following the employee’s first day of employment. However, no employee shall be entitled to participate in the Plan if,

MetaSolv, Inc.

Employee Stock Purchase Plan

Notes to Financial Statements

Year Ended December 31, 2002

immediately after the purchase of Stock under the Plan, the employee would own stock aggregating to five percent or more of the total combined voting power or value of all classes of stock of the Company or an affiliate.

c. Stock Purchases

The amount of each participant’s accumulated contributions as of the last trading day of each Contribution Period is applied towards the purchase of the maximum number of whole shares of stock possible, determined by dividing the participant’s accumulated contributions by the per share purchase price applicable for that Contribution Period. A participant may be allowed to purchase up to $25,000 of stock (based on its fair market value when the option is granted) in each calendar year during which an option granted to the participant is outstanding. A participant’s purchase price is 85% of the lower of (1) the closing price of a share of common stock on the offering date (generally the last trading date on or after May 15th and November 15th), or (2) the closing price of a share of common stock on the purchase date (generally the last trading date on or before May 15th and November 15th). For employees participating in the two year offering period that commenced November 1, 2002, the maximum number of shares that may be acquired by any single employee during one calendar year is 10,000. Purchased shares of stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

d. Participant Contributions

Participants may elect to have 1% to 15% of their “Base Salary” (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may decrease their deduction percentages at any time during a Contribution Period but can increase their deduction percentages only at the beginning of a Contribution Period. No interest accrues or is paid on participants’ accumulated contributions. Once made, the Company may use the accumulated contributions for any corporate purpose, and the Company has no obligation to segregate participant’s contributions from any other funds of the Company.

e. Employer Contributions

The discount from market value granted to Plan participants on the purchase of shares of Stock at the end of each Contribution Period represents the Company’s non-cash contribution to the Plan. These non-cash contributions amounted to $189,799 for 2002, $381,820 for 2001, and $2,640,944 for 2000.

f. Participant Refunds

Plan participants may withdraw from or reduce their participation in the Plan at any time prior to the last day of a Contribution Period by properly notifying the Company. If a participant withdraws from the Plan their accumulated contributions will be refunded without interest (unless required by law).

Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All contributions accumulated through the date of termination are refunded to the employee or, in the event of employee’s death, to his or her estate.

MetaSolv, Inc.

Employee Stock Purchase Plan

Notes to Financial Statements

Year Ended December 31, 2002

g. Administrative Expenses

The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan were immaterial for 2002, 2001, and 2000.

h. Plan Termination

The Plan may be terminated at any time by the Company’s Board of Directors but such termination shall not become effective until the end of the Contribution Period then in effect. If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all accumulated contributions not used to purchase stock will be refunded, without interest (unless required by law).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the Plan’s assets and liabilities using fair values, which approximate their carrying value.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

c. Participant’s Equity

Participant’s equity represents the interests of participants in the assets of the Plan.

3.	INCOME TAX STATUS:

The plan fulfills the requirements of an “employee stock purchase plan” as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

INDEPENDENT AUDITORS’ CONSENT

MetaSolv, Inc., as Administrator

MetaSolv, Inc. Employee Stock Purchase Plan:

We consent to incorporation by reference in the registration statement (No. 333-91435) on Form S-8 of MetaSolv, Inc. of our report dated March 14, 2003 relating to the statements of financial condition of the MetaSolv, Inc. Employee Stock Purchase Plan as of December 31, 2002, and 2001, and the related statements of operations and changes in participants’ equity for each of the years for the three-year period ended December 31, 2002, which report appears in the December 31, 2002, annual report on Form 11-K of MetaSolv, Inc. Employee Stock Purchase Plan.

/s/KPMG LLP

Dallas, Texas

March 28, 2003